UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 11-K
_________________

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 001 – 04858

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

International Flavors & Fragrances Inc.
Retirement Investment Fund Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

International Flavors & Fragrances Inc.
521 West 57th Street
New York, NY 10019

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2015 AND 2014

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statement of Net Assets Available for Benefits as of December 31, 2015 and 2014	4

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2015 and 2014	5

Notes to Financial Statements	6

Supplemental Schedule:

Part 1 – Schedule H, Line 4i – Schedule of Assets (Held at End of Year) - December 31, 2015	16

Signatures	17

Exhibit:

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm- Smolin, Lupin & Co., P.A.

(*) Other supplemental schedules required by 29 CFR2520.103-10 of the Department of Labor’s Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended have been omitted as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee and Participants
International Flavors & Fragrances Inc. Retirement Investment Fund Plan
New York, New York

We have audited the accompanying statement of net assets available for benefits of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of Plan’s financial statements. The supplemental schedule is the responsibility of Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with and as required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Smolin, Lupin & Co., P.A.
Fairfield, New Jersey
June 28, 2016

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2015 AND 2014

Assets	2015	2014
Investments at fair value:
International Flavors & Fragrances Inc. Common Stock Fund	$14,098,004	$12,382,389
Vanguard Inflation-Protected Securities Fund: Admiral Shares	1,976,096	2,296,535
Vanguard Prime Money Market Fund: Admiral Shares	—	5,087,350
Vanguard Total Bond Market Index Fund: Institutional Shares	13,677,842	12,857,054
Vanguard Total International Stock Index Fund: Institutional Shares	13,690,869	13,690,261
Vanguard Total Stock Market Index Fund: Institutional Shares	37,316,568	35,584,442
Vanguard Target Retirement Income Trust II	4,159,059	5,024,307
Vanguard Target Retirement Trust II:
2010 Trust II	6,372,879	9,372,929
2015 Trust II	15,415,552	15,816,238
2020 Trust II	36,614,824	42,366,643
2025 Trust II	37,036,940	37,942,473
2030 Trust II	33,248,058	34,524,365
2035 Trust II	33,185,235	32,818,200
2040 Trust II	18,955,629	17,399,130
2045 Trust II	9,326,876	9,016,768
2050 Trust II	3,947,659	3,371,998
2055 Trust II	1,221,675	833,093
2060 Trust II	840,404	675,241
Vanguard Retirement Savings Trust III	8,773,381	6,051,575
Vanguard Brokerage Option	8,850,378	7,776,871
Vanguard Federal Money Market Fund	6,911,708	—
Total investments	305,619,636	304,887,862
Notes receivable from participants	4,665,308	4,674,351
Employer contributions receivable	80,808	1,122
Net assets available for benefits	$310,365,752	$309,563,335

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Contributions:
Company contributions	$7,508,772	$7,248,118
Participant contributions	14,848,717	14,477,065
TOTAL CONTRIBUTIONS	22,357,489	21,725,183

Investment income:
Dividends	1,734,831	2,527,834
Interest	175,839	247,483
Net (depreciation) appreciation of investments	(1,454,903)	19,245,122
TOTAL INVESTMENT INCOME	455,767	22,020,439

Interest income on notes receivable from participants	169,507	177,284
Asset transfers	18,381	74,671

TOTAL ADDITIONS	23,001,144	43,997,577

Benefits distributed	(21,951,653)	(33,049,956)
Administrative fees	(247,074)	(145,070)
TOTAL DISBURSEMENTS	(22,198,727)	(33,195,026)

Net increase in participants' balances during the year	802,417	10,802,551

Net assets available for benefits:
Beginning of year	309,563,335	298,760,784

END OF YEAR	$310,365,752	$309,563,335

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for complete information.

A. General/Eligibility:

The Plan is a defined contribution plan covering all U.S. based employees of International Flavors & Fragrances Inc. (“IFF”) and its domestic subsidiaries (the “Company”), with the exception of the unionized employees located in Jacksonville, Florida (the “Union Plan”), non-resident-alien employees and leased employees. The Plan also covers certain employees who are U.S. citizens temporarily assigned to subsidiaries abroad. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”). The Plan has been amended to reflect the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001, the Pension Protection Act of 2006, the Heroes Earnings and Assistance Relief Tax Act (“HEART”) of 2008 and the Workers, Retiree and Employer Recovery Act (“WRERA”) of 2008.

B. Administration of the Plan:

The Vanguard Fiduciary Trust Company is the Trustee of the Plan (“Vanguard” or the “Trustee”) and has custody of the assets. The Administrative Committee, whose appointment is overseen by the Company’s Board of Directors, is responsible for administration of the Plan; the Administrative Committee oversees the Trustee in carrying out the day-to-day activities of administration. The Investment Committee, whose appointment is also overseen by the Company’s Board of Directors, oversees the Plan’s investment options and management of Plan assets.

C. Investments:

During the 2014 plan year, the Plan changed the investment funds in which participants have the option to invest in different funds with lower expected fees. In each case, a new fund is now available that had the same objective as the previous fund. The investments in the previous funds were transferred to new funds with the equivalent investment objective. Currently, the Plan offers participants various investment funds, common collective trusts and a brokerage option. Participants have the option to invest in, and direct any matching contribution towards any of the following funds:

IFF Common Stock Fund: This fund consists of common stock of the Company and investments in the Vanguard Prime Money Market fund as deemed necessary for orderly investment in such Company stock and for anticipated cash requirements. Beginning in November 2015, the plan made a change to limit the participant's maximum contribution to this fund to 20% of the participant's total contribution.

Vanguard Inflation-Protected Securities Fund: Admiral Shares: The fund invests at least 80% of its assets in inflation-indexed bonds issued by the U.S. government, its agencies and instrumentalities, and corporations. The fund may invest in bonds of any maturity; however, its dollar-weighted average maturity is expected to be in a range of 7 to 20 years. At a minimum, all bonds purchased by the fund will be rated “investment grade” or, if unrated, will be considered by the advisor to be investment grade.

Vanguard Prime Money Market Fund: Admiral Shares: The fund invests in high-quality, short-term money market instruments, including certificates of deposit, banker’s acceptances, commercial paper, and other money market securities. To be considered high-quality, a security generally must be rated in one of the two highest credit-quality categories for short-term securities by at least two nationally recognized rating services (or by one, if only one rating service has rated the security). If unrated, the security must be determined by Vanguard to be of quality equivalent to those in the two highest credit-quality categories. The fund will invest more than 25% of its assets in securities issued by companies in the financial services industry. The fund will maintain a dollar-weighted average maturity of 60 days or less. This fund was available to participants during the 2014 plan year.

Vanguard Federal Money Market Fund: The fund invests primarily in high-quality, short-term money market instruments issued by the U.S. government and its agencies and instrumentalities. Although these securities are high-quality, most of the securities held by the fund are neither guaranteed by the U.S. Treasury nor supported by the full faith and credit of the U.S. government. To be considered high-quality, a security generally must be rated in one of the two highest credit-quality categories for short-term securities by at least two nationally recognized rating services (or by one, if only one rating service has rated the security). The fund maintains a dollar-weighted average maturity of 60 days or less and a dollar-weighted average life of 120 days or less. Under the new money market reforms, government money market funds are required to invest at least 99.5% of their total assets in cash, government securities, and/or repurchase agreements that are collateralized solely by government securities or cash (collectively, government securities). The fund generally invests 100% of its assets in government securities and therefore will satisfy the 99.5% requirement for designation as a government money market fund.

Vanguard Total Bond Market Index Fund: Institutional Shares: The fund employs an indexing investment approach designed to track the performance of the Barclays U.S. Aggregate Float Adjusted Bond Index. This index measures a wide spectrum of public, investment-grade, taxable, fixed income securities in the United States—including government, corporate, and international dollar-denominated bonds, as well as mortgage-backed and asset-backed securities, all with maturities of more than 1 year. The fund invests by sampling the index, meaning that it holds a range of securities that, in the aggregate, approximate the full index in terms of key risk factors and other characteristics. All of the fund’s investments will be selected through the sampling process, and at least 80% of the fund’s assets will be invested in bonds held in the index. The fund maintains a dollar-weighted average maturity consistent with that of the index, which currently ranges between 5 and 10 years.

Vanguard Total International Stock Index Fund: Institutional Shares: The fund employs an indexing investment approach designed to track the performance of the FTSE Global All Cap ex US Index, a free-float-adjusted market-capitalization-weighted index designed to measure equity market performance of companies located in developed and emerging markets, excluding the United States. The index includes more than 5,300 stocks of companies located in 46 countries. The fund invests substantially all of its assets in the common stocks included in its target index.

Vanguard Total Stock Market Index Fund: Institutional Shares: The fund employs an indexing investment approach designed to track the performance of the CRSP US Total Market Index, which represents approximately 100% of the investable U.S. stock market and includes large-, mid-, small-, and micro-cap stocks regularly traded on the New York Stock Exchange and Nasdaq. The fund invests by sampling the index, meaning that it holds a broadly diversified collection of securities that, in the aggregate, approximates the full Index in terms of key characteristics. These key characteristics include industry weightings and market capitalization, as well as certain financial measures, such as price/earnings ratio and dividend yield.

Vanguard Target Retirement Income Trust II: The trust invests in Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement. The underlying funds are: Vanguard Total Bond Market II Index Fund, Vanguard Total Stock Market Index Fund, Vanguard Short-Term Inflation-Protected Securities Index Fund, Vanguard Total International Bond Index Fund and Vanguard Total International Stock Index Fund.

Vanguard Target Retirement Trust II: Consists of 11 separate trusts which invest in Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire and leave the workforce in or within a few years of the participant's target retirement year (2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050, 2055 or 2060). The trust’s asset allocation will become more conservative over time. Within seven years after the target retirement year, the trust’s asset allocation should resemble that of the Vanguard Target Retirement Income Trust II. The underlying funds are: Vanguard Total Stock Market Index Fund, Vanguard Total Bond Market II Index Fund, Vanguard Total International Stock Index Fund, Vanguard Total International Bond Index Fund, and Vanguard Short-Term Inflation-Protected Securities Index Fund.

Vanguard Retirement Savings Trust III: The fund invests primarily in synthetic investment contracts backed by high-credit-quality fixed income investments and traditional investments issued by insurance companies and banks. The fund seeks to achieve its objective by diversifying among high-credit-quality investments and investment contracts that are structured to smooth market gains and losses over time. For the plan years ended December 31, 2015 and 2014, the effective annual yields for the fund were 2.29% and 2.30%, respectively, and the crediting interest rates for the fund were 2.36% and 2.39%, respectively.

Vanguard Brokerage Option: This option allows participants to choose investments from outside the plan, giving them access to thousands of mutual funds from hundreds of fund families.

D. Cash or Deferred Wage and Salary Conversion Agreements:

Each participant enters into a Cash or Deferred Wage and Salary Conversion Agreement (“CODA”) with the Company, pursuant to which participant contributions to the Plan are made. Such agreement specifies the portion of the participant's compensation, as defined in the Plan, during each Plan year that the participant elects to forego such compensation portion and to have such amount contributed by the Company to the participant's account with the Plan. Any such election remains in effect until changed by the participant. The Administrative Committee may limit the amounts specified in such agreement to ensure compliance with the antidiscrimination standards of Section 401(k) of the Internal Revenue Code (the “Code”). Subject to these limitations, participants may contribute up to 50% of their annual base wages, before bonuses and overtime, up to the maximum amount permitted under the Code. Under the Code, the maximum amount permitted per participant was limited to $18,000 and $17,500 for 2015 and 2014, respectively. Participants who will be age 50 or older by the end of the Plan year are eligible to make before-tax catch-up contributions. Catch-up contributions are limited to $6,000 and $5,500 for eligible employees for 2015 and 2014, respectively. Amounts in excess of the Code limits may, at the election of the participant, either be contributed to the Plan on an after-tax basis or treated as contributions to the Company’s Deferred Compensation Plan (“DCP”) if an employee is eligible to participate in the DCP. If no election is made, the excess above the Code limits, plus any income less any loss allocable thereto, shall be distributed to the participant. Participants may also make Roth 401(k) contributions to the plan on an after-tax basis, subject to limitations under the Code, but the invested principal and earnings accumulate tax free.

E. Company Contributions:

The Company matches 100% of the first 4% of the participant’s base compensation contributed and 75% of contributions over 4% and up to 8% of the participant’s base compensation for (a) employees hired, re-hired or whose plan assets were transferred into the Plan on or after January 1, 2006 or (b) participants in which the sum of their age plus the number of service years was less than 70 as of December 31, 2007. For employees that were participants of the Plan before December 31, 2005, and who do not meet the criteria set forth in (a) and (b) above, the Company matches 50% of the first 6% of the participant’s compensation, as defined, that a participant contributes to the Plan, whether on a deferred or after-tax basis.

F. Vested Benefits/Forfeitures:

All participants vest immediately in their contributions to the Plan plus earnings thereon. Participants vest in the Company’s matching contribution after three years of continuous credited service. Forfeitures are applied towards employer matching contributions. For the year ended December 31, 2015, there were participant forfeitures of approximately $340,000 and forfeitures applied against employer contributions of approximately $190,000. For the year ended December 31, 2014, there were participant forfeitures of approximately $190,000 and forfeitures applied against employer contributions of approximately $163,000. At December 31, 2015 and 2014, forfeited non-vested amounts not yet applied to employer matching contributions approximated $276,000 and $130,000, respectively.

G. Individual Accounts:

A participant account is established and maintained for each active and former participant. Former participants are those who have terminated employment and have not yet received final payment of their account. The participant’s contributions and the Company's matching contribution are credited to the specific participant's account. The participant’s contributions and the Company’s matching contributions are invested in one or more of the Plan’s funds as directed by the participant.

Participants’ accounts are maintained on a share basis for all funds.

Interest earned and dividends paid are credited to each participant’s account based on accumulated daily account balances and reinvested in the respective fund.

H. Transfers Between Funds:

Participants may transfer all or a portion of their balance in any fund of the Plan to an alternative fund of the Plan. Exchanges must be in increments of 1%. Participants may make these transfers as frequently as on a daily basis by contacting Vanguard. However, participants will not be able to move money back into the same fund within 60 days. The 60-day limitation does not apply to the Vanguard Prime Money Market Fund and the Vanguard Retirement Savings Trust. The Vanguard Retirement Savings Trust has an equity wash provision which prohibits participants from making direct exchanges from this trust to a competing option, such as the Vanguard Prime Money Market Fund. Instead, participants must first exchange assets to a non-competing fund (typically an equity fund) and remain in that fund for 90 days before exchanging into a competing fund.

I. Notes Receivable from Participants and In-service Withdrawals:

Participants may borrow from the Plan as described in Note 5. A participant may withdraw all or a portion of his or her balances if bona fide financial necessity can be demonstrated in accordance with guidelines set forth in the Code (“hardship withdrawal”). A participant who makes a hardship withdrawal is limited by the Code as to the amount of CODA contribution a participant may make six months following distribution. The amounts of in-service withdrawals are limited by government regulation to amounts contributed under CODA agreements and earnings on such contributions.

J. Rollover Contributions:

Participants who receive eligible rollover distributions from another ERISA qualified plan may roll that distribution into the Plan. Eligible rollover distributions are those that come directly from either another qualified retirement plan or an Individual Retirement Account (“IRA”) which was set up to hold a distribution from another qualified retirement plan on a temporary basis. Rollover amounts can only include pre-tax contributions, plus any untaxed earnings thereon. All rollovers from such an IRA must be made within one year of original distribution from the qualified retirement plan. Rollovers included in participant contributions were approximately $1,611,000 and $1,928,000 for 2015 and 2014, respectively.
K. Benefit Payments:

On termination of service due to death, disability or retirement, a participant or beneficiary may elect to receive benefits based on one of the following options:

A lump-sum payment;
Periodic payments.

Lump sum or installment payments may be made in cash or securities at the direction of the Plan’s Administrative Committee that directs the Trustee. When periodic payments are elected, a participant’s interest remains in the Plan and continues to receive allocations of earnings and losses until fully distributed.

L. Termination of Plan:

The Company may terminate the Plan at any time. In such event, the total amounts in participants' accounts shall continue in the trust for their benefit and become 100% vested in their account, and shall be distributed to their designated beneficiaries or them, as described in Note 1K above, upon retirement, death, disability or termination of employment. At the present time, the Company has no intention of terminating the Plan.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Plan:

A. Reclassifications:

Certain prior year amounts have been reclassified to conform with current year presentation. These reclassifications are not considered material to the previously issued financial statements.

B. Recent Accounting Pronouncements:

In May 2015, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance (ASU No. 2015-07) which removed the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient. The Plan has adopted this guidance for the year ended December 31, 2015.

C. Method of Accounting:

The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

D. Valuation of Investments:

Investments are reported at fair value (see Note 3) in accordance with accounting guidance on fair value measurements and disclosures. Fair value is the price that would be recorded to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

E. Notes Receivable from Participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document. No allowance for credit losses has been recorded as of December 31, 2015 and 2014.

F. Security Transactions and Related Investment Income:

Security transactions are recorded on the trade date; interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date. Capital gain distributions from mutual funds are recorded as dividend income.

The Statement of Changes in Net Assets Available for Benefits presents the net appreciation (depreciation) in the fair value of the Plan’s investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

G. Administrative Expenses:

All expenses that arise in connection with the administration of the Plan are paid by the Company except for loan administration fees (see Note 5) and discretionary portfolio management fees associated with the Vanguard Managed Account Program. In October 2014, the plan’s fee structure changed to a fixed per capita fee that is deducted from the participant’s account on an annual basis.

H. Contribution Income:

Contributions made in accordance with participants’ CODA agreements (see Note 1D) are recognized during the period in which the Company makes payroll deductions from the participants’ compensation. Company contributions are recognized during the same period in which the Company makes payroll deductions from the participants' compensation for the participant contributions.

I. Benefit Obligations:

Benefits are recorded when paid.

J. Risks and Uncertainties:

The Plan provides for various investment options in any combination of investment funds described in Note 1C. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in fair value could materially affect participants’ account balances and the amounts reported in the financial statements.

K. Use of Estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Actual results could differ from those estimates.

NOTE 3. FAIR VALUE MEASUREMENTS

Accounting guidance on fair value measurements specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These two types of inputs create the following fair value hierarchy:

•	Level 1: Quoted prices for identical instruments in active markets;

•
Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The IFF Common Stock Fund is valued based on the closing price of the underlying IFF common stock at the valuation date, plus any uninvested cash position. Mutual funds, which include money market funds, are registered investment companies and are valued at quoted market prices which represent the net asset value of the underlying shares held by the Plan at the valuation date. The Vanguard Brokerage Option invests in various mutual funds, which represent net asset value, as stated above. There were no investments classified as Level 3 for the periods ending December 31, 2015 and 2014.

The Vanguard Target Retirement Income Trust II and the Vanguard Target Retirement Trust II trusts are common collective trusts which invest in a Vanguard master trust, which then invests in Vanguard mutual funds. The master trust's investments in the underlying Vanguard mutual funds represents the net asset value. The Vanguard Retirement Savings Trust III is a common collective trust that holds fully benefit responsive investment contracts. The collective trust fund invests in assets (typically contracts issued by insurance companies and commercial banks) and enters into “wrapper” contracts issued by third parties and invests in cash equivalents represented by shares in a money market fund. For the Vanguard Retirement Savings Trust II, fair value approximates contract value.

While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments Measured at Fair Value on a Recurring Basis
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2015 and 2014 (Level 1 and 2 inputs are defined above):

	Fair Value Measurements Using Input Type as of
	December 31, 2015
	Level 1	Level 2	Total
Mutual funds:
Bond	$15,653,938	$—	$15,653,938
Domestic equity	37,316,568	—	37,316,568
International equity	13,690,869	—	13,690,869
Money market	6,911,708	—	6,911,708
Common stock fund	—	14,098,004	14,098,004
Brokerage account:
Mutual funds:
Bond	730,336	—	730,336
Cash	30,865		30,865
Domestic equity	5,372,025	—	5,372,025
International equity	946,638	—	946,638
Money market	1,485,945	—	1,485,945
Balanced	284,569	—	284,569
Total investments measured at fair value included in the hierarchy	82,423,461	14,098,004	96,521,465
Common/collective trust funds value at net asset value (1)	—	—	209,098,171
Total investments	$82,423,461	$14,098,004	$305,619,636

	Fair Value Measurements Using Input Type as of
	December 31, 2014
	Level 1	Level 2	Total
Mutual funds:
Bond	$15,153,589	$—	$15,153,589
Domestic equity	35,584,442	—	35,584,442
International equity	13,690,261	—	13,690,261
Money market	5,087,350	—	5,087,350
Common stock fund	—	12,382,389	12,382,389
Brokerage account:
Mutual funds:
Bond	822,317	—	822,317
Domestic equity	4,388,047	—	4,388,047
International equity	713,596	—	713,596
Money market	1,842,811	—	1,842,811
Balanced	10,100	—	10,100
Total investments measured at fair value included in the hierarchy	77,292,513	12,382,389	89,674,902
Common/collective trust funds value at net asset value (1)	—	—	215,212,960
Total investments	$77,292,513	$12,382,389	$304,887,862

(1) In accordance with the adoption of ASU No. 2015-07, as disclosed in Note 2, certain investments in common/collective trusts that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the Statement of Net Assets Available for Benefits.

The following table sets forth additional disclosures of the Plan’s investments whose fair value is estimated using net asset value associated with common or collective trusts as of December 31, 2015 and 2014:

	Unfunded Commitment	Redemption Commitment	Redemption Frequency	Notice Period
Vanguard Retirement Savings Trust III	$—	$—	Daily	None
Vanguard Target Retirement Income Trust II	—	—	Daily	None
Vanguard Target Retirement Trust II (2010-2060)	—	—	Daily	None

NOTE 4. TAX STATUS

The Internal Revenue Service has determined and informed Vanguard via a favorable determination letter dated March 31, 2008, that the prototype plan on which the Plan is based is designed in accordance with applicable sections of the Code. Since the date of the most recent request for determination to the Internal Revenue Service, the Company has made certain amendments to the Plan. However, the Company believes the Plan is designed to be and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan and credited to their account until such time as they withdraw their balance.

The Plan does not have any uncertain tax positions that would result in the recording of a liability (or asset) for unrecognized tax benefits as of December 31, 2015 and 2014. The Plan is subject to routine audits by taxing jurisdictions and has open tax years of 2012 to 2014. There are currently no audits in progress.

NOTE 5. NOTES RECEIVABLE FROM PARTICIPANTS

Upon application by a participant and validation as appropriate per the participant loan policy, the Trustee may make a loan to a participant in an amount not exceeding the lesser of 50% of the balance in the participant's account, or $50,000, with a minimum loan of $1,000. Loan withdrawals are allocated, as applicable, to the participant's balance in each of his or her selected investment funds. The loans are collateralized by the balance in the participants’ accounts and bear interest at a fixed rate equal to the Citibank, N.A. prime rate, plus 1/2 percent, but in no case in excess of the legal rate of interest. Interest rates are determined on the first business day of the calendar quarter. The Plan limits the total number of loans outstanding at any time for each participant to three loans. Loans are subject to a loan origination fee of $30 if they are requested on-line or $80 if they are requested through a participant services representative. Loan origination fees are deducted from the loan proceeds. In addition, participants with outstanding loans are subject to an annual administrative fee of $10, which is deducted from their respective accounts each July, except for the first year of the loan. Interest rates on outstanding participant loans ranged from 3.75% to 8.75% at December 31, 2015 and 2014.

NOTE 6. RELATED PARTY TRANSACTIONS

The IFF Common Stock Fund invests in shares of the Company’s common stock. The fund is designed as a means for employees to participate in the potential long-term growth of the Company. Investments in the IFF Company Stock Fund qualify as party-in-interest transactions.

Most Plan investments consist of shares in investment funds managed by Vanguard. Vanguard is a party-in-interest as defined by ERISA.

In the opinion of the Investment Committee, fees paid during the years for services rendered by parties-in-interest were based on customary and reasonable rates for such services.

NOTE 7. NET APPRECIATION/(DEPRECIATION) ON INVESTMENTS

The net appreciation/(depreciation) in the fair value of investments (including gains and losses on investments sold during the year) was as follows:

Year Ended December 31, 2015
	IFF Common Stock Fund	Mutual Funds & Common/Collective Trusts	Net Appreciation/(Depreciation)
IFF Common Stock Fund	$2,258,455	$—	$2,258,455
Vanguard Inflation-Protected Securities Fund: Admiral Shares	—	(54,341)	(54,341)
Vanguard Total Bond Market Index Fund: Institutional Shares	—	(289,494)	(289,494)
Vanguard Total International Stock Index Fund: Institutional Shares	—	(1,055,113)	(1,055,113)
Vanguard Total Stock Market Index Fund: Institutional Shares	—	(600,692)	(600,692)
Vanguard Target Retirement 2010 Trust II	—	30,472	30,472
Vanguard Target Retirement 2015 Trust II	—	(47,230)	(47,230)
Vanguard Target Retirement 2020 Trust II	—	(159,711)	(159,711)
Vanguard Target Retirement 2025 Trust II	—	(296,440)	(296,440)
Vanguard Target Retirement 2030 Trust II	—	(317,300)	(317,300)
Vanguard Target Retirement 2035 Trust II	—	(359,062)	(359,062)
Vanguard Target Retirement 2040 Trust II	—	(279,189)	(279,189)
Vanguard Target Retirement 2045 Trust II	—	(179,402)	(179,402)
Vanguard Target Retirement 2050 Trust II	—	(66,050)	(66,050)
Vanguard Target Retirement 2055 Trust II	—	(24,506)	(24,506)
Vanguard Target Retirement 2060 Trust II	—	(10,388)	(10,388)
Vanguard Target Retirement Income Trust II	—	3,765	3,765
Vanguard Brokerage Option	—	(8,677)	(8,677)
Total	$2,258,455	$(3,713,358)	$(1,454,903)

Year Ended December 31, 2014
	IFF Common Stock Fund	Mutual Funds & Common/Collective Trusts	Net Appreciation/(Depreciation)
IFF Common Stock Fund	$1,923,519	$—	$1,923,519
Vanguard 500 Index Fund	—	3,903,730	3,903,730
Vanguard Equity Income Fund	—	486,115	486,115
Vanguard Explorer Fund	—	(163,185)	(163,185)
Vanguard Inflation-Protected Securities Fund: Admiral Shares	—	(36,257)	(36,257)
Vanguard International Growth Fund	—	(525,456)	(525,456)
Vanguard Long-Term Investment Grade Fund	—	1,123,779	1,123,779
Vanguard Mid-Cap Index Fund	—	1,245,194	1,245,194
Vanguard PRIMECAP Fund	—	2,020,941	2,020,941
Vanguard Total Bond Market Index Fund	—	371,490	371,490
Vanguard Total Bond Market Index Fund: Institutional Shares	—	60,302	60,302
Vanguard Total International Stock Index Fund: Institutional Shares	—	(815,125)	(815,125)
Vanguard Total Stock Market Index Fund: Institutional Shares	—	1,245,600	1,245,600
Vanguard U.S. Growth Fund	—	1,018,091	1,018,091
Vanguard Target Retirement 2010 Fund	—	71,048	71,048
Vanguard Target Retirement 2015 Fund	—	480,380	480,380
Vanguard Target Retirement 2020 Fund	—	263,526	263,526
Vanguard Target Retirement 2025 Fund	—	620,022	620,022
Vanguard Target Retirement 2030 Fund	—	250,372	250,372
Vanguard Target Retirement 2035 Fund	—	581,748	581,748
Vanguard Target Retirement 2040 Fund	—	253,457	253,457
Vanguard Target Retirement 2045 Fund	—	286,713	286,713
Vanguard Target Retirement 2050 Fund	—	100,782	100,782
Vanguard Target Retirement Income Fund	—	58,840	58,840
Vanguard Target Retirement 2010 Trust II	—	152,206	152,206
Vanguard Target Retirement 2015 Trust II	—	291,107	291,107
Vanguard Target Retirement 2020 Trust II	—	911,879	911,879
Vanguard Target Retirement 2025 Trust II	—	800,975	800,975
Vanguard Target Retirement 2030 Trust II	—	691,591	691,591
Vanguard Target Retirement 2035 Trust II	—	702,399	702,399
Vanguard Target Retirement 2040 Trust II	—	322,227	322,227
Vanguard Target Retirement 2045 Trust II	—	179,280	179,280
Vanguard Target Retirement 2050 Trust II	—	67,517	67,517
Vanguard Target Retirement 2055 Trust II	—	29,071	29,071
Vanguard Target Retirement 2060 Trust II	—	15,719	15,719
Vanguard Target Retirement Income Trust II	—	78,600	78,600
Vanguard Brokerage Option	—	176,925	176,925
Total	$1,923,519	$17,321,603	$19,245,122

NOTE 8. PLAN INVESTMENTS REPRESENTING 5% OR MORE OF THE PLAN'S NET ASSETS

Investments at fair value that represent 5% or more of the Plan's net assets at December 31, 2015 and 2014 were as follows:

	2015	2014
Mutual Funds:
Vanguard Total Stock Market Index Fund: Institutional Shares	37,316,568	35,584,442
Vanguard Target Retirement 2015 Trust II	15,415,552	15,816,238
Vanguard Target Retirement 2020 Trust II	36,614,824	42,366,643
Vanguard Target Retirement 2025 Trust II	37,036,940	37,942,473
Vanguard Target Retirement 2030 Trust II	33,248,058	34,524,365
Vanguard Target Retirement 2035 Trust II	33,185,235	32,818,200
Vanguard Target Retirement 2040 Trust II	18,955,629	17,399,130

NOTE 9. SUBSEQUENT EVENTS

As a result of the Company's acquisition of Henry H. Ottens Manufacturing, Inc. ("Ottens Flavors") during 2015, the 401(k) Plan of Ottens Flavors was merged into the Plan on January 1, 2016.

SUPPLEMENTAL SCHEDULE
INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN
EIN No. 13-1432060
PLAN No. 001
FORM 5500
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2015

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	International Flavors & Fragrances Inc. Common Stock Fund	Company Stock Fund	a	$14,098,004
*	Vanguard Retirement Savings Trust III	Common/Collective Trust	a	8,773,381
*	Vanguard Inflation-Protected Securities Fund: Admiral Shares	Mutual Fund	a	1,976,096
*	Vanguard Federal Money Market Fund	Mutual Fund	a	6,911,708
*	Vanguard Total Bond Market Index Fund: Institutional Shares	Mutual Fund	a	13,677,842
*	Vanguard Total International Stock Index Fund: Institutional Shares	Mutual Fund	a	13,690,869
*	Vanguard Total Stock Market Index Fund: Institutional Shares	Mutual Fund	a	37,316,568
*	Vanguard Target Retirement 2010 Trust II	Common/Collective Trust	a	6,372,879
*	Vanguard Target Retirement 2015 Trust II	Common/Collective Trust	a	15,415,552
*	Vanguard Target Retirement 2020 Trust II	Common/Collective Trust	a	36,614,824
*	Vanguard Target Retirement 2025 Trust II	Common/Collective Trust	a	37,036,940
*	Vanguard Target Retirement 2030 Trust II	Common/Collective Trust	a	33,248,058
*	Vanguard Target Retirement 2035 Trust II	Common/Collective Trust	a	33,185,235
*	Vanguard Target Retirement 2040 Trust II	Common/Collective Trust	a	18,955,629
*	Vanguard Target Retirement 2045 Trust II	Common/Collective Trust	a	9,326,876
*	Vanguard Target Retirement 2050 Trust II	Common/Collective Trust	a	3,947,659
*	Vanguard Target Retirement 2055 Trust II	Common/Collective Trust	a	1,221,675
*	Vanguard Target Retirement 2060 Trust II	Common/Collective Trust	a	840,404
*	Vanguard Target Retirement Income Trust II	Common/Collective Trust	a	4,159,059
*	Vanguard Brokerage Option (line 1c15)	Mutual Fund	a	8,850,378
*	Participant Loans	Varying maturity dates through 10/27/2025, interest ranging from 3.75% to 8.75%, per annum	—	4,665,308
				$310,284,944
* Indicates party-in-interest to the plan.
a The cost of participant-directed investments is not required to be disclosed.

See report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL FLAVORS & FRAGRANCES INC.
RETIREMENT INVESTMENT FUND PLAN

Date: June 28, 2016

By: /s/ Shelley Bellisle
Shelley Bellisle
Chairman, Administrative Committee